UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 29, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

3Q12 Results

Sale of Losango assets for R$615 million will support continuing leverage reduction.

					3Q12 vs.	3Q12 vs.			9M12 vs.	Last 12
Key Figures	Unit	3Q12	2Q12	3Q11	2Q11	3Q11	9M12	9M11	9M11	months
Pulp Production	000 t	1,322	1,275	1,296	4%	2%	3,929	3,886	1%	5,228
Pulp Sales	000 t	1,268	1,265	1,244	0%	2%	3,846	3,733	3%	5,255
Paper Production	000 t	—	—	33	—	—	—	93	—	—
Paper Sales	000 t	—	—	34	—	—	—	100	—	—

Net Revenues	R$ million	1,556	1,491	1,449	4%	7%	4,321	4,456	-3%	5,720
Adjusted EBITDA(1)	R$ million	573	550	476	4%	20%	1,500	1,591	-6%	1,890
EBITDA margin	%	37%	37%	33%	0 p.p.	4 p.p.	35%	36%	-1 p.p.	33%
Net Financial Result(2)	R$ million	(393)	(1,235)	(2,015)	—	—	(1,436)	(1,727)	-17%	(1,578)
Net Income (Loss)	R$ million	(212)	(524)	(1,114)	—	—	(746)	(510)	46%	(1,104)
Earnings (Loss) per Share	R$/share	(0.4)	(0.9)	(2.4)	—	—	(1.3)	(1.1)	—	(2.1)
Cash Earnings (Loss) per Share(4)	R$/share	1.0	1.0	0.9	4%	15%	3.7	3.1	18%	3.7

Gross Debt	R$ million	10,955	11,882	11,314	-8%	-3%	10,955	11,314	-3%	10,955
Cash Position(3)	R$ million	2,398	3,420	1,772	-30%	35%	2,398	1,772	35%	2,398
Net Debt	R$ million	8,557	8,462	9,542	1%	-10%	8,557	9,542	-10%	8,557
Net Debt/EBITDA LTM	x	4.5	4.7	4.2	-0.2	0.3	4.5	4.2	0.3	4.5
Net Debt/EBITDA LTM (US$)(5)	x	4.2	4.2	3.8	0.0	0.4	4.2	3.8	0.5	4.2

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest.

(3) Includes the operational hedge fair value | (4) More information on page 21 | (5) For the purposes of the covenants.

Highlights of the Quarter

•                      Liquidity events: Fibria accepted a binding offer for the purchase of forestry assets and lands from Losango for a total amount of R$615 million.

•                      Gross debt of R$10,955 million, down 8% and 3% quarter-on-quarter and year-on-year, respectively.

•                      Net Debt/EBITDA of 4.5x (including the R$488 million, Losango partial payment, this ratio would be 4.3x). For the purposes of the covenants, the indicator in dollars was at 4.2x.

•                      Debt profile: short term debt at 10% of total debt, down 8 p.p. over 2Q12 and up 1 p.p. over 3Q11.

•                      Reduction of the notional value of NDF operations by 51% over 2Q12.

•                      Cash balance of R$2,398 million, representing 2.2x short-term debt and up 35% over 3Q11 but down 30% quarter-on-quarter, primarily as a result of the Tender Offer for the 2020 Senior Notes operation, settled in July.

•                      The scheduled maintenance downtimes at Jacareí and Três Lagoas units were successfully concluded.

•                      Pulp production reached 1.3 million tons, up 4% and 2% quarter-on-quarter and year-on-year, respectively.

•                      Excluding the effects of scheduled maintenance downtimes, cash cost was at R$457/t, stable as compared to 2Q12. Even considering the R$ 15/t exchange variation impact, the Company efforts to manage costs allowed a 2% increase year-on-year.

•                      Pulp sales of 1.3 million tons, stable over 2Q12 but up 2% over 3Q11.

•                      In the last twelve months, Fibria has sold 5,255 thousand tons, close to its nominal capacity.

•                      EBITDA of R$573 million, increasing 4% and 20% over 2Q12 and 3Q11, respectively.

•                      EBITDA Margin of 37%, stable over 2Q12 and 4 p.p. greater year-on-year.

•                      EBITDA/t of R$452/t (US$223/t), increasing 4% and 21% quarter-on-quarter and year-on-year, respectively.

•                      Loss of R$212 million, compared to loss of R$524 million in 2Q12 and R$1,114 million in 3Q11.

•                      Cash earnings per share of R$1.0/share, stable quarter-on-quarter and up 15% year-on-year.

Subsequent Events

•                      Fibria acquired a stake in Ensyn (biofuel) in the amount of US$20 million.

•                      European pulp list price announced at US$780/t as of October 1.

•                      First Investor Tour held at the Aracruz Unit on October 3.

•                      Achievement of the Forest Stewardship Council® (FSC®) certification at the Aracruz Unit.

Market Value –09/28/2012: R$10.2 billion | US$5.2 billion FIBR3: R$18.44 FBR: US$9.34 Outstanding shares: 553,934,646 common shares	Conference Calls: October 29 Portuguese: 9 A.M. (US-ET) Telephone: +55 (11) 3127-4971 English: 10 P.M. (US-ET) Telephone: +1 (412) 317-6776 Webcast: www.fibria.com.br/ir	IR Contact: Guilherme Cavalcanti André Gonçalves Fernanda Naveiro Vaz Roberto Costa Isabela Cerbasi ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the third quarter of 2012 (3Q12) is presented in this document on a consolidated basis and expressed in Brazilian Reais (R$), unaudited and elaborated in accordance with the requirements of Brazilian Corporate Law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all intercompany transactions.

Executive Summary

The seasonality seen in the months of July and August weakened demand in the Northern Hemisphere and increased world producers’ inventories as compared to 2Q12. However, inventories were lower as compared to 3Q11 and by the end of 3Q12, we had seen demand pick up, especially in Asia. This confirmed the positive market fundamentals, also demonstrated by the marginal rise in sales volume as compared to 2Q12 despite world economic uncertainty. The average dollar appreciated 3% against the real, contributing to the increases in net operating revenue of 4% and 7% quarter-on-quarter and year-on-year, respectively.

The Company accepted a binding offer from CMPC Celulose Riograndense S.A. for the purchase of forestry assets and lands located in State of Rio Grande do Sul (Losango), consisting approximately 100 thousand hectares of owned areas and nearly 39 thousand hectares of forestland of eucalyptus in these owned areas and in third parties leased areas, for the total amount of R$615 million to be paid, in currency, in three installments: (i) R$488 million by the approval of the transaction by the Administrative Council for Economic Defense (CADE); (ii) R$122 million to be deposited by the time of CADE’s approval, on an escrow account to be opened before a leading financial institution, which will be released upon other applicable governmental approvals and other condition precedent and (iii) R$5 million by the effective assignment of the existing agreements related to the assets and applicable government approvals. The agreement between the parties sets the term for National Defense Council’s approval. Refer to Note 1, item (d) (iii) for further details. The transaction does not include forest partnership contracts developed in the Losango areas, which will be maintained and honored by Fibria. The Company will analyze opportunities for the use of wood volumes derived from these contracts. The proceeds of this operation will be used to reduce leverage ratios.

In October, Fibria established a strategic alliance with Ensyn Corporation. This alliance includes a US$ 20 million equity investment in Enysn by Fibria and the establishment of an equally-owned joint venture to be incorporated in Delaware for future investments in the production of cellulosic liquid fuels and chemicals from biomass in Brazil with exclusive use of Ensyn technology (for certain applications). With this alliance, Fibria made a strategic move that creates an option for a new business based on exclusive access to promising renewable energy technology that will complement the pulp business.

Pulp production in 3Q12 increased due to the reduced impact of scheduled maintenance downtimes at the Jacareí and Três Lagoas units when compared to the 2Q12 and increased operating efficiency. Year-on-year, production rose 2%, chiefly the result of the operating stability of Fibria’s industrial units. Comparing 9M12 with the same period of the previous year, production was up 1%, with pulp sales volume stable quarter-on-quarter but up 2% over 3Q12. In the last twelve months, the Company sold 5,255 thousand tons, close to its production in the same period.

The decline in the cash cost of pulp production in 3Q12 is explained by the lesser impact of scheduled maintenance stoppages while, as compared to 3Q11, the increase is primarily due to the dollar’s 24% appreciation against the real in the period. Excluding this effect, which accounts for R$15/t of the year-on-year change, cash cost would have fallen 1% even with LTM inflation at 5.3% according to the Extended Consumer Price Index (IPCA), which reinforces the Company’s focus on cost control and operating excellence.

In the quarter, the government announced the inclusion of the pulp and paper industry in the payroll tax cut. This measure should directly impact EBITDA and free cash flow beginning in 2013. Other tax incentives are under government analysis, including initiatives for better use of ICMS credits generated in the operation.

Adjusted EBITDA was up quarter-on-quarter and year-on-year mostly due to the higher average net pulp price in reais as a result of the dollar’s appreciation against the real. EBITDA margin was at 37%, stable over 2Q12 and 4 p.p. greater year-on-year. EBITDA/t was at R$452/t increasing 4% and 21% quarter-on-quarter and year-on-year, respectively.

In line with the Company’s strategy of protecting its cash flow in a macroeconomic scenario of a stronger dollar, the notional value of Non-Deliverable Forward operations was reduced by 51% as compared to the previous quarter. These operations should be reduced even further by the end of 2012.

The negative financial result was less than that in 2Q12 and 3Q11 due to the dollar’s weaker appreciation against the real in this quarter and reduced gross debt, partially offset by the non-recurring financial and accounting effects from 2020 Senior Notes Tender Offer announced in July. This operation will help reduce the average annual cost of debt and save approximately US$40 million annually in interest expenses. In 3Q12, financial expenses from servicing dollar-denominated debt fell 10%.

The result of the quarter was a loss of R$212 million, chiefly due to the negative financial results, for its part explained by interest expenses, financial and accounting effects related to the 2020 Senior Notes Tender Offer and dollar’s appreciation against the real. Free cash flow in the period was positive at R$157 million.

Pulp Market

Strengthened market pulp demand was observed in 3Q12 mainly in China, with total shipments reaching 11 million tons, up 5% and 4% compared to 2Q12 and 3Q11, respectively. Pulp producers’ inventories increased at the beginning of the quarter due to weaker pulp demand in the Northern Hemisphere, reaching 37 days of supply at the end of July. As market conditions started to pick up with increased shipments in late August and September, pulp producers’ inventories closed at 33 days of supply in September. The graph below shows the world pulp shipments by month (000s tonnes):

Source: PPPC W-20 Flash Report – September 2012

The same movement has been noted in Brazilian pulp producers’ inventories. According to Bracelpa (Brazilian Pulp and Paper Association), Brazilian producers’ inventories increased 3 days to 39 days of supply at the end of July, but levels were adjusted during the 3Q12 according to developments in demand and reached 37 days of supply in September, below the September 2011 level of 39 days.

Demand improved during the 3Q12 following growth in shipments and stability in volumes on the supply side with only a few market pulp maintenance downtimes during the period. The shipment-to-capacity ratio averaged 93% in 3Q12, higher than the levels seen in 2Q12 and 3Q11 of 91% and 89%, respectively. In September, the shipment-to-capacity ratio reached 99%.

In September, the PIX/FOEX index demonstrated that the gap between softwood and hardwood prices, which had been abnormally negative for some weeks, became positive in China and has currently been widening in both Chinese and European markets. In dollars, the PIX/FOEX index indicated that hardwood prices in Europe averaged US$767/t in 3Q12, very close to the US$772/t in the previous quarter. Moreover, average prices in reais were higher in 3Q12 as compared to the previous quarter.

The instable world economic scenario resulted in a challenging environment for Printing and Writing (P&W) paper producers in the 3Q12 with greatest pressure on mechanical papers, down by 5.6% in the first eight months of 2012, while global demand for woodfree grades has been stable and coated woodfree demand increasing 0.2% in the period.

Independent consultants (RISI, Brian McClay e Hawkins Wright) expect approximately 2.4 million tons of new tissue and around 2 million tons of P&W capacity to come on-stream in China by the end of 2013. Most of this new capacity will rely on market pulp consumption which will positively support hardwood pulp demand.

Production and Sales — Pulp and Paper

				3Q12 vs.	3Q12 vs.			9M12 vs.	Last 12
Production (‘000 t)	3Q12	2Q12	3Q11	2Q12	3Q11	9M12	9M11	9M11	months
Pulp	1,322	1,275	1,296	4%	2%	3,929	3,886	1%	5,228
Paper	—	—	33	—	—	—	93	—	—
Sales Volume (‘000 t)
Domestic Market Pulp	127	132	129	-4%	-1%	390	375	4%	523
Export Market Pulp	1,141	1,133	1,115	1%	2%	3,456	3,358	3%	4,732
Total Pulp	1,268	1,265	1,244	0%	2%	3,846	3,733	3%	5,255
Domestic Market Paper	—	—	31	—	—	—	88	—	—
Export Market Paper	—	—	3	—	—	—	12	—	—
Total Paper	—	—	34	—	—	—	100	—	—
Total sales	1,268	1,265	1,278	0%	-1%	3,846	3,833	0%	5,255

Fibria’s pulp production reached 1,322 thousand tons in 3Q12, up 4% quarter-on-quarter due to the reduced impact of the scheduled maintenance downtimes in the quarter and the positive effect of the increased operating efficiency. Year-on-year, production was up 2%, mainly as a result of operating stability. Comparing 9M12 to 9M11, production was up 1%. Pulp inventories totaled 828 thousand tons (56 days), growing 6% over 2Q12’s 779 thousand tons (52 days) but down 4% over the 864 thousand tons (58 days) in 3Q11. The calendar below shows the scheduled maintenance downtimes already performed in Fibria’s units. There are no maintenance downtimes scheduled for 4Q12.

Fibria’s Maintenance Downtimes Schedule - 2012

Units	Mar	Apr	May	Jun	Jul	Aug
Jacareí					07/29 - 08/08
Três Lagoas				06/25 - 07/04
Aracruz			05/07 - 05/31
Veracel	03/05 - 03/15

Fibria sold a total 1,268 thousand tons of pulp in 3Q12, stable over 2Q12 despite the typical seasonality of the period. Year-on-year, sales increased 2%. Exports represented 90% of the total pulp sales in the quarter. The 3Q12 sales mix saw highest demand from Europe at 41%, followed by North America at 26%, Asia at 23%, and Latin America at 10%. In the last twelve months, the Company sold 5,255 thousand tons, close to its nominal production capacity.

Results Analysis

				3Q12 vs.	3Q12 vs.			9M12 vs.	Last 12
Net Revenues (R$ million)	3Q12	2Q12	3Q11	2Q12	3Q11	9M12	9M11	9M11	months
Domestic Market Pulp	135	121	122	11%	10%	361	362	0%	485
Export Market Pulp	1,403	1,354	1,209	4%	16%	3,910	3,724	5%	5,167
Total Pulp	1,538	1,475	1,331	4%	16%	4,271	4,086	5%	5,652
Domestic Market Paper	—	—	96	—	—	—	296	—	—
Export Market Paper	—	—	8	—	—	—	28	—	—
Total Paper	—	—	104	—	—	—	324	—	—
Subtotal Pulp and Paper	1,538	1,475	1,435	4%	7%	4,271	4,411	-3%	5,652
Portocel	18	16	14	13%	31%	50	45	11%	68
Total	1,556	1,491	1,449	4%	7%	4,321	4,456	-3%	5,720

Net revenues totaled R$1,556 million in 3Q12, up 4% as compared to 2Q12’s R$1,491 million due to the higher average net price in reais, for its part explained by the dollar’s average 3% appreciation against the real. Net revenue expanded 7% year-on-year, driven by the 13% increase in the average net price in reais, partially offset by the absence of the paper business. Comparing 9M12 to 9M11, net revenues was down 3%, explained by the reduced average net price in reais and the absence of the paper business.

The cost of goods sold (COGS) of R$1,280 million was 3% higher than in 2Q12, mainly as a result of inventory turnover, reflecting the increased production cost in 2Q12. Year-on-year, COGS fell 2% due to paper sales volume in 3Q11. COGS was stable in 9M12 as compared to 9M11 due to the absence of the paper sales volume, offset by the dollar’s appreciation against the real.

The cash cost of pulp production in 3Q12 was R$491 per ton, declining 3% (R$14/t) compared to the previous quarter chiefly as a result of the lesser impact of the maintenance downtimes at the Jacareí and Três Lagoas Units and the reduced cost of wood, for its part due to the reduction of the average forest-to-mill distance from 180 km in 2Q12 to 174 km in 3Q12 and the reduction in third party wood costs. Excluding the effects of scheduled maintenance downtimes, cash cost was at R$457/t, stable as compared to 2Q12 but up 2% over 3Q11, mainly due to the dollar’s 24% appreciation against the real in that period that accounted for R$15/t of the variation. Excluding this effect, cash cost would have fallen 1%, while LTM inflation was at 5.3% according to the IPCA, reinforcing the Company’s positioning in cost reduction and operating stability. The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

Pulp Cash Cost	R$/t

2Q12	505

Higher expenditure on chemicals and energy (price and consumption)	8

Higher fixed costs	5

Wood cost (lower average forest-mill distance and wood from third parties)	(12)

Maintenance downtimes	(16)

Volume	(3)

Exchange rate	2

Others	2

3Q12	491

Pulp Cash Cost	R$/t

3Q11	481

Higher expenditure on chemicals and energy (price)	7

Lower consumption of raw materials and improved outcome with utilities	(4)

Wood cost (lower average forest-mill distance - 3Q12: 174km | 3Q11: 190km)	(7)

Exchange rate	15

Others	(1)

3Q12	491

Sales expenses totaled R$75 million in 3Q12, down 5% quarter-on-quarter due to reduced port expenses. Year-on-year, sales expenses increased 12% due to the dollar’s 24% appreciation against the real and the increased sales volume.

Administrative expenses totaled R$78 million, up 13% and 10% quarter-on-quarter and year-on-year, respectively, chiefly due to increased expenditures with third party services.

Other operating revenues (expenses) posted revenue of R$17 million in 3Q12, as compared to revenue of R$248 million in 2Q12 and expense of R$136 million in 3Q11. Quarter-on-quarter, this decline was largely due to the R$266 million variation in the fair value of biological assets in 3Q11. The year-on-year variation is explained by the income from the sale of the Piracicaba Unit in that quarter. In 9M12, the increase is explained by the variation in the fair value of biological assets.

Adjusted EBITDA totaled R$573 million in 3Q12, up 4% over 2Q12, mainly the result of increase in net revenues driven by the dollar’s average 3% appreciation against the real, which has increased pulp price in reais. On the other hand, COGS was up 3%, as described above. Thus, EBITDA margin was stable in the period at 37%. The 20% year-on-year increase is explained by 13% higher average net pulp price in reais and by the lower cash COGS due to the absence of paper business. The graph below shows the key variations in the quarter:

(1)          Includes the re-evaluation of biological assets at their market value.

The table below shows the reconciliation of EBITDA:

				3Q12 vs.	3Q12 vs.
(R$ million)	3Q12	2Q12	3Q11	2Q12	3Q11
Net revenues	1,556	1,491	1,449	4%	7%
Cogs(1)	(661)	(633)	(692)	4%	-5%
Freight(2)	(171)	(156)	(144)	10%	19%
Sales Expenses	(75)	(80)	(67)	-6%	12%
G&A Expenses	(78)	(69)	(71)	13%	10%
Other operating (expenses) income	(17)	248	136	—	-113%
Fair value of biological assets	—	(266)	—	—	—
Other (non-cash/non-recurring)	19	15	40	28%	-53%
Assets disposals result	—	—	(176)	—	—
Adjusted EBITDA	573	550	476	4%	20%
Margem EBITDA	37%	37%	33%	0 p.p.	4 p.p.

(1) Cost of good sold: does not include depreciation, depletion, amortization, freight and accruals for losses on ICMS credits

(2) Includes internal and ocean freight

Financial Result

				3Q12 vs.	3Q12 vs.	Last 12
(R$ million)	3Q12	2Q12	3Q11	2Q12	3Q11	months
Financial Income (including hedge result)	(5)	(173)	(518)	—	—	116
Interest on financial investments	36	45	40	-20%	-11%	170
Hedging(1)	(41)	(218)	(558)	—	—	(54)
Financial Expenses	(166)	(182)	(168)	-9%	-1%	(692)
Interest - loans and financing (local currency)	(46)	(48)	(46)	-4%	0%	(192)
Interest - loans and financing (foreign currency)	(120)	(134)	(122)	-10%	-2%	(500)
Monetary and Exchange Variations	(52)	(865)	(1,296)	—	—	(769)
Foreign Exchange Variations - Debt	(45)	(981)	(1,446)	—	—	(853)
Foreign Exchange Variations - Other	(7)	116	150	—	—	84
Other Financial Income / Expenses(2)	(170)	(16)	(33)	—	—	(232)
Net Financial Result	(393)	(1,235)	(2,015)	—	—	(1,577)

(1) Change in the marked to market (3Q12: -R$256 million ; 2Q12: -R$289 million) added to received and paid adjustments.

(2) Includes financial charges from 2020 Senior Notes Tender Offer.

Financial revenue from interest on marketable securities was R$36 million, down 20% quarter-on-quarter due to reduced profitability on a lesser average cash balance of R$2,398 million in the quarter, as compared to R$3,420 million in 2Q12. Hedge operations brought a negative R$41 million result due to the mark-to-market variation in the period, down quarter-on-quarter and year-on-year, due to the reduced impact of the dollar’s appreciation against the real, when compared to both periods. Financial revenue from interest on marketable securities fell 11% year-on-year, chiefly due to the decline in the CDI from 12.4% p.a. in 3Q11 to 7.3% p.a. in 3Q12.

Financial expenses with interest on loans and financing totaled R$166 million in 3Q12, down R$16 million quarter-on-quarter mainly as a result of the reduction in dollar-denominated debt in the period due to the payment of part of the 2020 Senior Notes, in the amount of US$514 million. Expenses with servicing the debt were stable over 3Q11 due to the dollar’s average appreciation of 24% against the real, offsetting the savings in interest payments due to the 2020 Senior Notes Tender Offer operation.

Foreign exchange losses on dollar-denominated debt, which represents 93% of gross debt, were R$45 million as a result of the dollar’s 0.5% appreciation against the real in the period, compared to an 11% appreciation of the real against the dollar in the previous quarter. Year-on-year, the variation was due to the dollar’s 19% appreciation against the real on that period, resulting in an expense of R$1,446 million. In addition, the reduced exchange rate effect in the quarter impacted a lower debt balance as compared to both periods.

Other financial revenue (expense) totaled an R$170 million expense, up R$154 million as compared to 2Q12, primarily due to the accounting and financial effects related to the 2020 Senior Notes Tender Offer. The same factor drove the year-on-year variation.

On September 30, 2012 the marked-to-market financial derivatives position was negative at R$256 million, as opposed to negative R$289 million on June 30, 2012, for a positive variation of R$33 million. Of the R$256 million, R$59 million is relative to the operating hedge (NDFs and options) and R$197 million to operations to hedge the debt. The cash impact of operations that matured in the period was negative R$74 million. Thus, the impact on financial income in the quarter was R$41 million. The table below shows the hedge positions at the end of 3Q12:

Swaps		Notional				Fair Value
Debt hedging	Maturity	3Q12		2Q12		3Q12		2Q12
Receive
Yen Fixed (1)*	jan/14		¥4,755		¥4,755	R$	137	R$	135
US Dollar Libor (2)	jul/14		$590		$180	R$	1,199	R$	364
Brazilian Real CDI (3)	sep/18	R$	556	R$	389	R$	701	R$	525
Brazilian Real TJLP (4)	jun/17	R$	600	R$	631	R$	581	R$	636
Brazilian Fixed (5)	dec/17	R$	189	R$	62	R$	173	R$	62

Receive Total (a)						R$	2,790	R$	1,722

Pay
US Dollar Fixed (1)*	jan/14		$45		$45	R$	(106)	R$	(109)
US Dollar Fixed (2)	jul/14		$590		$180	R$	(1,209)	R$	(372)
US Dollar Fixed (3)	sep/18		$309		$227	R$	(762)	R$	(550)
US Dollar Fixed (4)	jun/17		$368		$387	R$	(724)	R$	(767)
US Dollar Fixed (5)	dec/17		$101		$39	R$	(186)	R$	(74)

Pay Total (b)						R$	(2,987)	R$	(1,872)
Net (a+b)						R$	(197)	R$	(150)
Operational hedging
Forward Contract
Short USD Position
NDF (Dólar)	up to 12M		$321		$650	R$	(53)	R$	(128)

Forward Total (c)						R$	(53)	R$	(128)

Option
US Dollar Option	oct/12		$112		$141	R$	(6)	R$	(11)

Option Total (d)						R$	(6)	R$	(11)

Net (a+b+c+d)						R$	(256)	R$	(289)

* Parity Brazilian Real / Japanese Yen 3Q12: 0.02606 2Q12: 0.02533

The derivative instruments used by the Company seek to transform debt in other currencies to debt in dollars, or a floating-rate debt into pre-fixed debt. Thus, all active points are matched with the flows of the respective hedged debts. The financial instruments were contracted in accordance with the parameters in the Market Risk Management Policy and are conventional without leverage or stipulations for margin calls, duly registered with the Securities Clearinghouse (CETIP), and cash adjustments are only recognized upon the contract’s maturity and amortizations.

The short NDF position fell 51% in the quarter and dollar options, 21%. The reduced leverage indices allow the Company to increase the exposure of its cash flow to U.S. dollars, thus reducing the required hedge. This decrease in the hedge position is also related to what the Company considers to be changes in the fundamentals of the Brazilian economy that determine the exchange rate and that will allow for a higher dollar. The reduction in the NDF short and option positions is in line with Fibria’s strategy and seeks to protect against foreign exchange volatility with lower probability of occurrence.

Net Income

In 3Q12, Fibria posted a loss of R$212 million, over R$524 million and R$1,114 million in losses in 2Q12 and 3Q11, respectively, mostly due to the negative financial results, in turn due to interest expenses, the impacts of the one-off expense of financial charges on the 2020 Senior Notes Tender Offer and the dollar’s appreciation against the real.

Analyzing income from the perspective of cash per share, which excludes the effects of depreciation, depletion and monetary and foreign exchange variations, among others (see page 21 for the reconciliation), cash earnings was stable over 2Q12, mainly due to the increase in net income, in turn due to the increased average net pulp price in reais, offset by the cash COGS, as described above. Year-on-year, the indicator increased 15% as a result of the increase in net revenues and cash COGS reduction.

The graph below shows the main factors that influenced net income in 3Q12, starting with EBITDA in the period.

Debt

					3Q12 vs.	3Q12 vs.
	Unit	3Q12	2Q12	3Q11	2Q12	3Q11
Total Gross Debt	R$ million	10,955	11,882	11,314	-8%	-3%
Gross Debt in R$	R$ million	720	800	905	-10%	-20%
Gross Debt in US$ (1)	R$ million	10,235	11,082	10,409	-8%	-2%
Average maturity	months	65	69	75	-4	-10
Short-term portion	%	10%	10%	9%	0 p.p.	1 p.p.
Cash in R$	R$ million	1,710	2,256	1,863	-24%	-8%
Cash in US$	R$ million	944	1,453	241	-35%	292%
Hedge marked to market	R$ million	(256)	(289)	(332)	-12%	-23%
Total Cash (2)	R$ million	2,398	3,420	1,772	-30%	35%
Net Debt	R$ million	8,557	8,462	9,542	1%	-10%
Net Debt/EBITDA	x	4.5	4.7	4.2	-0.2	0.3
Net Debt/EBITDA (US$)	x	4.2	4.2	3.8	0.0	0.4

(1) Includes BNDES index and other BRL Pre Fixed (BRL to USD) swaps contracts

(2) Includes the hedge fair value

(3) Metric to verify fulfillment of the covenants

In July of 2012, the Company settled part of its dollar-denominated debt early through the payment of part of the 2020 senior notes in the amount of US$514 million. This operation, in addition to reducing the Company’s gross debt, will help to reduce its average annual cost and save approximately US$40 million annually in financial expenses from interest on financing. Gross debt on September 30, 2012 was R$10,955 million, 8% and 3% less than in 2Q12 and 3Q11, respectively. The graph below shows the debt-related transactions in the quarter:

Of the total gross debt, 93% was dollar-denominated. The average cost of bank debt in domestic currency in 3Q12 was 8.1% p.a. and the cost in dollars was 5.2% p.a., down 0.2 p.a. quarter-on-quarter due to the settlement of part of the 2020 Senior Notes, which had a cost of 7.5% p.a.

The graphs below show Fibria’s debt by instrument, index and currency:

The average maturity was 65 months in the quarter, compared to 69 months in 2Q12. Part of the reduction in the average maturity was due to the partial settlement of the 2020 Senior Notes in the amount of US$514 million, part of which was classified as long-term debt. Also as a result of this operation, the percentage of short-term debt fell from 18% in 2Q12 to 10% in 3Q12.

The graph below shows the amortization schedule of Fibria’s total debt:

Fibria’s cash position on September 30, 2012 was R$2,398 million, including the negative R$256 million mark-to-market of hedge instruments. Of this total, excluding the marked to market effect, 64% was invested in domestic currency in fixed-income public bonds and the remainder, in short- and medium-term investments abroad. The Company’s cash position is 2.2x its short term debt, reinforcing its capacity to fulfill its obligations for the next 12 months. Net debt on September 30 was at R$8,557 million, up 1% quarter-on-quarter mainly as a result of the effect of the dollar’s appreciation against the real on dollar-denominated debt. The graph below shows the evolution of the net debt/EBITDA indicator:

CAPEX

				3Q12 vs.	3Q12 vs.	Last 12
(R$ million)	3Q12	2Q12	3Q11	2Q12	3Q11	months

Industrial Expansion	—	1	12	—	—	4
Forest Expansion	17	13	30	31%	-42%	76
Subtotal Expansion	17	14	41	21%	-59%	80
Safety/Environment	13	14	11	-7%	18%	61
Forestry Renewal	183	177	173	3%	6%	653
Maintenance, IT, R&D, Modernization	41	31	87	32%	-53%	167
Subtotal Maintenance	237	222	271	7%	-13%	881
50% Veracel	16	18	26	-11%	-38%	73
Total Capex	270	254	338	6%	-20%	1,034

Advance for wood purchase in partnership programs	16	24	88	-33%	-82%	118

Capital expenditures (CAPEX) in the quarter totaled R$270 million. CAPEX increased R$16 million or 6% as compared to 2Q12 due to increased expenses with industrial maintenance. As compared to 3Q11, the R$71 million or 21% reduction is in large part due to expenditures with modernization and expansion in that quarter.

Working Capital

The R$22 million negative result in working capital in 3Q12 as compared to the R$33 million negative in 2Q12 is primarily due to the recoverable taxes reduction as a result of the receipt of part of the accumulated PIS and COFINS tax credit, offset by the decrease in suppliers balance.  As compared to the negative variation of R$111 million in 3Q11, the positive variation in the period is chiefly the result of the receipt of part of the accumulated tax credits described above.

Free Cash Flow

					Last 12
(R$ million)	3Q12	2Q12	3Q11	9M12	months
EBITDA	573	550	476	1,500	1,890
(-) Capex including advance for wood puchase	(286)	(278)	(426)	(812)	(1,152)
(-) Dividends	—	—	—	—	—
(-) Interest (paid)/received	(111)	(175)	(65)	(362)	(532)
(-) Income tax	3	(5)	—	(4)	(5)
(+/-) Working Capital	(22)	(33)	(111)	114	206
Free Cash Flow	157	59	(126)	436	407

Fibria’s free cash flow in 3Q12 totaled R$157 million, compared to R$59 million in 2Q12. The positive change was mainly due to the rise in EBITDA and lesser amount of interest maturing in this quarter. Year-on-year, the positive change is in large part explained by the increased EBITDA, reduced CAPEX and improved working capital.

Capital Market

Equity:

The average daily trading volume of Fibria’s shares was approximately 3.2 million shares, down 26% quarter-on-quarter. The average daily volume in 3Q12 was US$26 million, down 19% quarter-on-quarter, with US$13 million traded on the Bovespa and US$13 million on the NYSE.

Fixed Income:

						3Q12 vs.	3Q12 vs.
Yield	Unit		3Q12	2Q12	3Q11	2Q12	3Q11
Fibria 2020%			5.8	6.7	8.3	-13%	-30%
Fibria 2021%			5.6	6.6	8.2	-15%	-31%
Treasury 10 Years		%	1.6	1.6	1.9	-1%	-15%

					3Q12 vs.	3Q12 vs.
Price	Unit	3Q12	2Q12	3Q11	2Q12	3Q11
Fibria 2020	USD/k	95.3	104.6	95.3	-9%	10%
Fibria 2021	USD/k	90.8	100.8	90.8	-10%	11%

Subsequent Events

1st Investor Tour held at the Aracruz Unit

On October 3, Fibria held its 1st Investor Tour at the Aracruz Unit in Espírito Santo State. Among analysts and Brazilian and foreign investors, 80 people participated in the event, with visits to forestry and industrial operations and the Barra do Riacho Specialized Terminal - Portocel and the participation of Fibria’s executive board and related teams. The main topics addressed at the event were cost reduction and control, capex, opportunities to create value and the recent investment in Ensyn, a U.S. biotech company. The annual event will be held at various company units, now a part of Fibria’s annual calendar and always held at one of its units. The presentations given at the event are available at http://fibria.infoinvest.com.br/enu/s-17-enu.html?idioma=enu.

Obtention of the Forest Stewardship Council® (FSC®) certification at the Aracruz Unit.

Fibria received the FSC® certification for its Aracruz Unit. This certification is yet another demonstration of the Company’s strong social-environmental responsibility practices in forest management and strengthens our competitiveness and the legitimacy of our activities, expanding business possibilities in our markets.

Appendix I — Revenues x Volume X Price*

	Tonnes		Net Revenue		Price - R$/Ton		QoQ %
3Q12 x 2Q12	3Q12	2Q12	3Q12	2Q12	3Q12	2Q12	Tonnes	Revenue	Average Price
Pulp
Domestic Sales	127,499	132,413	134,508	120,857	1,055	913	(3.7)	11.3	15.6
Foreign Sales	1,140,737	1,132,737	1,403,178	1,354,226	1,230	1,196	0.7	3.6	2.9
Total	1,268,236	1,265,150	1,537,686	1,475,083	1,212	1,166	0.2	4.2	4.0

	Tonnes		Net Revenue		Price - R$/Ton		QoQ %
3Q12 x 3Q11	3Q12	3Q11	3Q12	3Q11	3Q12	3Q11	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated		4,278		6,776		1,584
Coated		12,410		23,121		1,863
Special/Other		13,923		66,270		4,760
Total		30,611		96,167		3,142
Foreign sales
Uncoated		423		515		1,217
Special/Other		2,862		7,382		2,579
Total		3,285		7,897		2,404
Total Paper		33,896		104,064		3,070
Pulp
Domestic Sales	127,499	128,958	134,508	121,884	1,055	945	(1.1)	10.4	11.6
Foreign sales	1,140,737	1,114,723	1,403,178	1,208,962	1,230	1,085	2.3	16.1	13.4
Total	1,268,236	1,243,681	1,537,686	1,330,846	1,212	1,070	2.0	15.5	13.3
Total Domestic sales	127,499	159,569	134,508	218,051	1,055	1,366	(20.1)	(38.3)	(22.8)
Total Foreign sales	1,140,737	1,118,008	1,403,178	1,216,859	1,230	1,088	2.0	15.3	13.0
Total	1,268,236	1,277,577	1,537,686	1,434,910	1,212	1,123	(0.7)	7.2	8.0

	Tonnes		Net Revenue		Price - R$/Ton		QoQ %
ACCUMULATED RESULTS 2012 X 2011	ACC 12	ACC 11	ACC 12	ACC 11	ACC 12	ACC 11	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Não Revestidos		12,863		23,857		1,855
Revestidos		31,129		64,265		2,064
Especiais/Outros		44,189		208,310		4,714
Total		88,181		296,432		3,362
Foreign sales
Não Revestidos		4,406		8,113		1,841
Especiais/Outros		7,764		19,577		2,522
Total		12,170		27,690		2,275
Total Papel		100,351		324,122		3,230
Pulp
Domestic Sales	390,007	374,330	361,230	362,788	926	969	4.2	(0.4)	(4.4)
Foreign sales	3,456,509	3,358,301	3,910,148	3,723,615	1,131	1,109	2.9	5.0	2.0
Total Total	3,846,516	3,732,631	4,271,378	4,086,403	1,110	1,095	3.1	4.5	1.4
Total Domestic sales	390,007	462,511	361,230	659,219	926	1,425	(15.7)	(45.2)	(35.0)
Total Foreign sales	3,456,509	3,370,471	3,910,148	3,751,306	1,131	1,113	2.6	4.2	1.6
Total	3,846,516	3,832,982	4,271,378	4,410,525	1,110	1,151	0.4	(3.2)	(3.5)

*Does not include Portocel.

Appendix II — Income Statement

Income Statement - Consolidated - Quarters results

	3Q12		2Q12		3Q11		QoQ %
R$ Million	R$	AV%	R$	AV%	R$	AV%	3Q12/2Q12	3Q12/3Q12
Net Revenue	1,556	100%	1,491	100%	1,449	100%	4%	7%
Domestic Sales	153	10%	138	9%	233	16%	11%	-34%
Foreign Sales	1,403	90%	1,353	91%	1,217	84%	4%	15%
Cost of Sales	(1,280)	-82%	(1,249)	-84%	(1,308)	-90%	3%	-2%
Cost related to production	(1,255)	-81%	(1,228)	-82%	(1,302)	-90%	2%	-4%
Accruals for losses on ICMS credits	(25)	-2%	(20)	-1%	(6)	0%	23%	316%
Operating Profit	276	18%	243	16%	142	10%	14%	95%
Selling and marketing	(75)	-5%	(80)	-5%	(67)	-5%	-6%	12%
General and administrative	(78)	-5%	(69)	-5%	(71)	-5%	13%	10%
Financial Result	(393)	-25%	(1,235)	-83%	(2,015)	-139%	-68%	-81%
Equity	(0)	0%	(0)	0%	(0)	0%	0%	-67%
Other operating (expenses) income	(17)	-1%	248	17%	136	9%	-107%	-113%
Operating Income	(287)	-18%	(893)	-60%	(1,875)	-129%	-68%	-85%
Current Income taxes expenses	(6)	0%	(5)	0%	1	0%	14%	-706%
Deffered Income taxes expenses	81	5%	374	25%	760	52%	-78%	-89%
Net Income (Loss)	(212)	-14%	(524)	-35%	(1,114)	-77%	-60%	-81%
Net Income (Loss) attributable to controlling equity interest	(215)	-14%	(526)	-35%	(1,115)	-77%	-59%	-81%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	2	0%	1	0%	57%	138%
Depreciation, amortization and depletion	433	28%	448	30%	475	33%	-4%	-9%
EBITDA	539	35%	790	53%	615		-32%	-12%
Fair Value of Biological Assets		0%	(266)	-18%		0%
Fixed Assets disposals	9	1%	5	0%	(1)	0%
Accruals for losses on ICMS credits	25	2%	20	1%	6	0%
Assets disposal results		0%		0%	(176)	-12%
Allowance for doubtful accounts		0%		0%	31	2%
EBITDA adjusted (*)	573	37%	550	37%	476	33%	4%	20%

Income Statement - Accumulated results - Fibria consolidated

	Jan-Sep 2012		Jan-Sep 2011
R$ Million	R$	AV%	R$	AV%
Net Revenue	4,321	100%	4,456	100%
Domestic Sales	412	10%	702	16%
Foreign Sales	3,909	90%	3,754	84%
Cost of sales	(3,758)	-87%	(3,784)	-85%
Cost related to production	(3,695)	-86%	(3,741)	-84%
Accruals for losses on ICMS credits	(63)	-1%	(43)	-1%
Operating Profit	563	13%	672	15%
Selling and marketing	(225)	-5%	(205)	-5%
General and administrative	(208)	-5%	(229)	-5%
Financial Result	(1,436)	-33%	(1,727)	-39%
Equity	(0)	0%	(0)	0%
Other operating (expenses) income	217	5%	107	2%
LAIR	(1,089)	-25%	(1,381)	-31%
Current Income taxes expenses	(15)	0%	73	2%
Deffered Income taxes expenses	358	8%	557	13%
Discontinued operations
Net income (loss) from discontinued operations			365
Financial Result			—
Income tax/Social contribution			(124)
Net Income (Loss)	(746)	-17%	(510)	-11%
Net Income (Loss) attributable to controlling equity interest	(752)	-17%	(513)	-12%
Net Income (Loss) attributable to non-controlling equity interest	5	0%	2	0%
Depreciation, amortization and depletion	1,339	31%	1,345	30%
EBITDA	1,685	39%	2,056	46%
Fair Value of Biological Assets	(266)	-6%	(6)	0%
Fixed Assets disposals	17	0%	(9)	0%
Accruals for losses on ICMS credits	63	1%	43	1%
Assets disposal results		0%	(533)	-12%
Settlement of Pension Plan - ARUS			9	1%
Allowance for doubtful accounts			31	1%
EBITDA adjusted (*)	1,500	35%	1,591	36%
Profit from discontinued operations			(17)
EBITDA Pro forma	1,500	35%	1,574	35%

(*) EBITDA margin calculated based on quarter revenue with Conpacel and KSR (R$4,455 million)

Appendix III — Balance Sheet

BALANCE SHEET (R$ millions)

ASSETS	SEP/12	JUN/12	DEC/11
CURRENT	5,929	7,009	5,296
Cash and cash equivalents	643	1,460	382
Securities	2,012	2,249	1,678
Derivative instruments	14	9	32
Trade accounts receivable, net	755	728	945
Inventories	1,334	1,294	1,179
Recoverable taxes	279	362	328
Assets avaiable for sale	803	819	644
Others	89	87	108
NON CURRENT	3,170	3,072	2,711
Derivative instruments	64	36	43
Deferred income taxes	1,519	1,429	992
Recoverable taxes	591	594	677
Fostered advance	745	761	761
Others	252	253	238

Investments			8
Property, plant & equipment , net	11,334	11,482	11,841
Biological assets	3,311	3,314	3,264
Intangible assets	4,740	4,764	4,809

TOTAL ASSETS	28,485	29,641	27,929

LIABILITIES	SEP/12	JUN/12	DEC/11
CURRENT	2,085	3,257	1,961
Short-term debt	1,131	2,188	1,092
Derivative Instruments	82	156	164
Trade Accounts Payable	398	425	374
Payroll and related charges	132	108	134
Tax Liability	31	37	53
Dividends and Interest attributable to capital payable	0	0	2
Liabilities related to the assets held for sale	200	200	—
Others	112	144	142
NON CURRENT	11,253	11,025	11,428
Long-term debt	9,824	9,694	10,232
Accrued liabilities for legal proceedings	91	81	102
Deferred income taxes , net	850	841	740
Tax Liability	78	77	77
Derivative instruments	252	178	125
Others	159	154	153
SHAREHOLDERS’ EQUITY - Controlling interest	15,109	15,323	14,511
Issued Share Capital	9,741	9,741	8,379
Capital Reserve	(9)	(9)	3
Revaluation Reserve	—	—	—
Statutory Reserve	3,769	3,983	4,520
Equity valuation adjustment	1,619	1,619	1,619
Treasury stock	(10)	(10)	(10)
Non controlling interest	37	35	29
TOTAL SHAREHOLDERS’ EQUITY	15,146	15,358	14,540
TOTAL LIABILITIES	28,485	29,641	27,929

Appendix IV — Cash Flow

CASH FLOW STATEMENT (R$ MILLION)

	3Q12	2Q12	3Q12
NET INCOME (LOSS) BEFORE INCOME TAXES	(287)	(893)	(1,875)
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	433	448	488
(+) Foreign exchange and unrealized (gains) losses, net	52	865	1,296
(+) Fair value of financial instruments	41	218	558
(+) Fair value of biological assets		(266)
(+) Gain (loss) on disposal of investments			(176)
(+) Gain (loss) on disposal of Property, Plant and Equipment	(10)	5	(4)
(+) Accrued liabilities for legal proceedings and others	43	34	38
(+) Interest on loan accrual	166	182	168
(+) Interest on Securities	(34)	(43)	(40)
(+) Property, Plant and Equipment Provision/Reversal	18
(+) Financial charges of “Fibria 2020” Eurobonds partial repurchase transaction	151
Changes in operating assets:
Trade accounts receivable	(27)	(44)	5
Inventories	(4)	(28)	(44)
Recoverable taxes	62	(15)	(49)
Advance to suppliers and others	(2)	(13)	10
Changes in operating liabilities:
Trade Accounts Payable	(26)	70	(19)
Taxes on income and other taxes	(15)	4	(9)
Payroll, profit sharing and related charges	24	14	28
Others	(33)	(22)	(33)
Net cash provided by operating activities
Interest received from securities	34	39	43
Interest paid on loans	(146)	(214)	(108)
Taxes on income and other taxes paid	3	(5)	—
CASH FLOW FROM OPERATING ACTIVITIES	443	336	277
Investment activities
Property, Plant and Equipment Acquisition	(270)	(254)	(338)
Acquisition of an interest in an affiliate net of cash acquired			(626)
Advance for wood acquisition from forested operations	(16)	(24)	(88)
Securities	237	(687)	144
Revenues on Property, Plant and Equipment Sales	14	3	4
Settlement of financial instruments	(74)	(44)	(17)
Revenue on investment sale			567
Advance received related to assets held for sale		200
Others	(0)	3
CASH FLOW FROM INVESTING ACTIVITIES	(109)	(803)	(354)
Financing activities
Loans
Borrowings	512	13	134
Borrowings payment - Principal	(1,609)	(122)	(137)
Settled Dividends
Issuance of shares		1,344
Premium paid on Eurobonds repurchase transaction	(62)
Others	2	(3)	10
CASH FLOW FROM FINANCING ACTIVITIES	(1,158)	1,232	7
Exchange variation effect on cash and cash equivalents	6	71	33
Net increase (decrease) in cash and cash equivalents	(817)	838	(37)
Cash and cash equivalent at beginning of period	1,460	622	356
Cash and cash equivalent at end of period	643	1,460	319

Appendix V — Economic and Operating Information

Exchange Rate (R$/US$)	3Q12	2Q12	1Q12	4Q11	3Q11	3Q11	3Q12 vs. 2Q12	3Q12 vs. 3Q11	2Q12 vs. 1Q12	1Q12 vs. 4Q11	4Q11 vs. 3Q11
Closing	2.0306	2.0213	1.8221	1.8758	1.8544	1.5611	0.5%	9.5%	10.9%	-2.9%	1.2%
Average	2.0288	1.9618	1.7672	1.7980	1.6339	1.5954	3.4%	24.2%	11.0%	-1.7%	10.0%

				3Q12 vs.	3Q12 vs.	Last 12
Pulp sales distribution, by region	3Q12	2Q12	3Q11	2Q12	3Q11	months
Europe	41%	43%	41%	-2 p.p.	0 p.p.	41%
North America	26%	26%	29%	-0 p.p.	-3 p.p.	23%
Asia	23%	20%	20%	3 p.p.	3 p.p.	26%
Brazil / Others	10%	11%	10%	-1 p.p.	-0 p.p.	10%

Pulp list price per region (US$/t)	Sep-12	Aug-12	Jul-12	Jun-12	May-12	Apr-12	Mar-12	Feb-12	Jan-12	Dec-11	Nov-11	Oct-11
North America	860	860	860	860	860	820	820	770	770	750	750	760
Europe	800	800	800	800	800	760	760	730	730	730	720	730
Asia	700	700	700	700	700	670	640	605	595	580	600	600

Financial Indicators	3Q12	2Q12	3Q11
Net Debt / Adjusted EBITDA (LTM*)	4.5	4.7	4.2
Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	3.9	4.2	3.6

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	3Q12	2Q12	3Q11
Net Income (Loss) before income taxes	(287)	(893)	(1,875)
(+) Depreciation, depletion and amortization	433	448	488
(+) Foreign exchange and unrealized (gains) losses, net	52	865	1,296
(+) Fair value of financial instruments	41	218	558
(+) Fair value of biological assets	—	(266)	—
(+) Gain (loss) on disposal of Investment	—	—	(176)
(+) Debt present value adjustment - shares acquisition	(10)	5	(4)
(+) Accrued liabilities for legal proceedings and others	43	34	38
(+) Interest on loan accrual	166	182	168
(+) Interest on SecuritiesNet	(34)	(43)	(40)
(+) Provision fixed assets	18	—	—
(+) Financial charges on 2020 senior notes tender offer	151	—	—
Cash earnings (R$ million)	573	550	453
Outstanding shares (million)	554	554	468
Cash earnings per share (R$)	1.0	1.0	0.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO